# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: PENUMBRA INC, CIK 0001321732
CUSIP: 70975L107
Title of class of securities: COMMON-STOCK
Address of issuer's principal executive offices: One Penumbra Place, Alameda, California (CA), 94502
Date of event which requires filing of this statement: 09/30/2026
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0000312069-26-000213
Filed by CIK 0000312069

## Reporting persons
- Barclays PLC: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: United Kingdom (X0); sole voting power 1,901,554; shared voting power 92; sole dispositive power 1,901,554; shared dispositive power 92; aggregate amount beneficially owned 1,901,646 (4.82% of the class)

## Item 1. Issuer
Name of issuer: PENUMBRA INC
Address of issuer's principal executive offices: One Penumbra Place

## Item 2. Person Filing
Name of person filing: Barclays PLC
Address of principal business office or, if none, residence: 1 Churchill Place, London - E14 5HP
Citizenship: X0

## Item 4. Ownership
Amount beneficially owned: 1901646
Percent of class: 4.82
Sole power to vote or to direct the vote: 1901554
Shared power to vote or to direct the vote: 92
Sole power to dispose or to direct the disposition: 1901554
Shared power to dispose or to direct the disposition: 92

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: Barclays Bank Ireland PLC, Barclays Bank PLC, Barclays Capital Inc, Barclays Capital Securities Ltd

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11

## Signatures
- Barclays PLC: Ramya Rao, Director (11/06/2026)